September 17, 2008

Thomas Kluck

Branch Chief

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Solarte Hotel Corporation

Amendment No. 1 to Form F-1

Filed August 12, 2008

File No. 333-152294

Dear Mr. Kluck:

In response to your comment letter we respond as follows:

General

1.

We note your response to comment 3 of our letter dated August 8, 2008.  Our prior comment requested that all selling shareholders be disclosed as underwriters.  Currently your disclosure only indicates that they “may” be considered underwriters.  Please revise to clarify that they are underwriters when selling their shares.  Also, on page 13, you disclose that selling shareholders will sell shares directly into the market at $0.10 per share.  The fixed price requirement applies to all sales by the selling shareholders.  Please revise to clarify that the selling shareholders will have to sell at a fixed price for the duration of the offering.  Additionally, it is not clear why you have disclosed the price at $0.10 per share when you have it disclosed as $0.20 per share in the fee table and on the prospectus cover page.  Please clarify.

Complied by changing the words “may be to ”are” on the cover page and correcting the $.10 to $20 on page 13.

2.

We note your response to prior comment 9 and the revised disclosure on the registration statement cover page and elsewhere that the registrant does not have a phone number.  Please provide a telephone number for the registrant as it is required by the form.

Complied, on the facing page, in the prospectus summary and in additional information.

3.

Please be aware that marked versions of amendments to show changes should also be filed on EDGAR.

Complied by filing the HTML version with  and  tags.

Dilution, page 5

4.

Please reconcile your per share price for public investors with the disclosure elsewhere in this document.

Complied in the table on page 6, by changing $.10 to $20.

5.

We have read your response to comment 14.  Please note the calculation to derive pro forma net tangible book value as of June 30, 2008 is not mathematically accurate.  Please revise your dilution information accordingly.

Complied by changing the pro forma net tangible book value from $303,900 to $313,900. The per share information was correct and is not changed.

Capitalization, page 6

6.

Since this is a best efforts no minimum offering, showing the receipt of offering proceeds in your capitalization table is not appropriate.  Please revise accordingly.  Reference is made to the guidance in the Instructions to Item 3.B of Form 20-F.

We have deleted the “as adjusted” information and explained why it is not included. The instructions do not provide any guidance for “no minimum“ best efforts offerings, but only say in the case of best efforts offerings that columns should be added for “minimum” and “maximum” proceeds, so the registrant thought it better to include one column – for the maximum – rather than provide a table with no “as adjusted” numbers but the registrant thinks it is less misleading to omit the “as adjusted” column.

Plan of Operations, page 7

7.

We note the revised disclosure in this section that Viernes Trece has never had operations other than holding the concession.  Please revise to clarify if you have confirmed that the property you seek to purchase is capable of holding a hotel.

Complied.  See second paragraph (titled 1)  in the section.

8.

We note from the revised disclosure on page 7 that you do not have a specific written agreement to purchase the property disclosed.  We also note that you do not have a specific business plan in the event you are not able to enter into an agreement to purchase the noted property.  Because of your nominal assets, it appears that you could be considered a blank check company as that term is defined by Rule 419 of Regulation C.  Please tell us why you are not a blank check company in light of your lack of a written purchase agreement and definite business plan.

Solarte Hotel Corporation has now received the signed purchase agreement from the seller.  It is filed as Exhibit 10.1. The registrant believes it has a definite business plan and is not a blank check company.

9.

We note the revised disclosure that you have orally agreed to purchase Viernes Trece as a way to acquire the property.  If you are not able to file the agreement with your next amendment, please advise us whether an oral agreement to acquire real property rights is enforceable under Panamanian law.  If it is not enforceable, please include a risk factor addressing this point.

This exhibit is filed with the current filing.

10.

We note your response to comment 20.  Because the validity of your estimates would be important to investors in this offering, please revise to discuss the basis for your estimates in the prospectus.  If you are not able to provide support to confirm the estimates, please discuss.

Complied by adding disclosure regarding the palapa details in Item 4.  The registrant does not understand what more to provide with respect to the villa construction.  In any building location, there are standard costs per square foot used by builders for construction estimating.  In the Bocas region costs are $50 to $80 per square foot depending on quality. We have added photographs to help the investor better understand the project.

11.

We note your response to comment 21.  Item 3 of the plan of operations disclosure does not discuss the time frame with which you would be required to loan money from your officer in the event you are not able to sell the maximum number of shares.  We reissue the prior comment.  Also, clarify if you are able to draw on the loan even if you raise the full amount but underestimate the cost.

Complied.

Business, page 8

12.

We note your response to comment 22.  We are not able to locate the material terms of the purchase contract in the first paragraph under the caption “general” as you responded.  Based on your prior disclosure, it appears the purchase contract has expired.  Please revise to discuss the material terms of the purchase contract.

Complied by adding disclosure in the second paragraph.  The new contract has been signed and is enclosed as an exhibit.

13.

We note your response to comment 23.  The disclosure about the loan mitigates the no minimum self underwritten nature of this offering.  However, if there is uncertainty regarding the loan, it must be fully discussed.  As such, please revise to clarify if you have confirmed Esthetic World’s ability to loan you the full amount.  If applicable, please include a related risk factor in the risk factor section.

Complied under Item 1 of the Plan of Operation. The registrant does not believe that a risk factor is necessary.

14.

With regards to the loan your officer and director “has agreed” to provide, please revise to clarify the terms of this agreement and if it is documented.  For instance, is the agreement enforceable by you in the event you are not provided with the loan when requested?  Also, clarify if Ms. Campo is personally responsible for providing the loan.

Complied by the addition of disclosure and filing a copy of the funding agreement.

15.

We note the revised disclosure on page 9 that you have “applied” for approval from the government instead of having received approval, as previously disclosed.  Please revise to clarify if you have been notified that approval is only dependent on the ecological survey.

Complied. See page 13 in the paragraph immediately following the palapa roof picture.

16.

We note the revised disclosure on page 9 that the possessory period for the property expires in 2022.  Please revise to include a risk factor to discuss the risk associated with the limited possessory period.  Also, please revise the disclosure here to provide the basis for the statement that non-renewal is extremely unlikely.  Discuss the harm that would materialize if you are not able to obtain renewal.  Discuss any cost associated with obtaining renewal.

As additional risk factor has been added. The approval, as disclosed, is also subject to showing an investment of $300,000 including the land purchase.  We have added additional disclosure as well on page 13l.

Management, page 10

17.

We note the revised disclosure here.  Please review Item 6 of Form 20-F and provide the requested disclosure.  Also, we note disclosure throughout the document that Esthetics World owns 3 million shares and is your president, chief financial officer, and director.  It appears based on their ownership of your shares, you are a majority owned subsidiary of Esthetics World.  Please revise to clarify this throughout and discuss the business of your parent company.

Complied   Additional information has been added to clarify that this entity is a personal holding company with no business or operation.

Plan of Distribution, page 13

18.

Please disclose in more detail the manner in which the securities will be offered by Karen Campo.  For instance, will she solicit investors through direct mailings and/or through personal contact and will such offers be made only to persons in Panama or the US?  Please explain.

Complied on page 18

Interest of Named Experts and Counsel, page 18

19.

We note the revised disclosure here.  However, because your counsel currently controls JK Advisors, which owns your shares, they have beneficial ownership of those shares.  That relationship should be disclosed here.  Please revise accordingly.

Complied.

Exhibit

20.

We reissue comment 28.  We are not able to access the purchase contract.

Complied by filing the revised contract.

Very truly yours,

Jehu Hand

JH:kp